	Duane Morris	FIRM and AFFILIATE OFFICES
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	July 14, 2009	BOSTON
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VIA EDGAR AND FEDEX
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jim B. Rosenberg,
Senior Assistant Chief Accountant

Re:	Donegal Group Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 12, 2009
File Number: 000-15341
Dear Mr. Rosenberg:
     The purpose of this letter is to provide a detailed response on behalf of Donegal Group Inc., or the Company, to the comments contained in the Commission’s July 2, 2009 letter to Jeffrey D. Miller, the Senior Vice President and Chief Financial Officer of the Company. For convenience of reference, we have included in italics each of the Commission’s numbered comments followed by the Company’s response to that comment.
     The Company’s responses are as follows:
     Form 10-K for the Year Ended December 31, 2008
     Exhibit 13
     Managements’s Discussion and Analysis of Financial Condition and Results of Operations
     Critical Accounting Policies and Estimates
     Investments, page 13

Duane Morris llp

30 South 17th Street PHILADELPHIA, PA 19103-4196	PHONE: 215.979.1000 FAX: 215.979.1020

Securities and Exchange Commission

July 14, 2009
1.	You state that you use a pricing service to estimate the fair values of your fixed maturity and equity investments. Please revise your disclosure to clarify the following:
a.	Indicate the number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value used in your financial statements;

b.	Whether, and if so, how and why, you adjusted the quotes and prices obtained from the pricing service during the periods presented;

c.	The amount of assets that were valued using proprietary pricing applications; and

d.	Whether the broker quotes are binding or non-binding.
               The Company uses two nationally recognized independent pricing services to obtain prices for substantially all of its fixed maturity and equity investments. However, the Company generally obtains only one price for each of its securities. The Company did not adjust any of the pricing information so obtained during 2008. The dollar amount of the Company’s investments at December 31, 2008 that were valued using the independent pricing services’ proprietary pricing applications was $445.8 million, which represents all of the Company’s available-for-sale fixed maturity securities. See footnote 6 in the Company’s 2008 Form 10-K Report for further information. The Company did not use any broker quotes in determining pricing.
               In further response to this comment, the Company proposes to revise prospectively the language in the “investments” footnote in the Form 10-Q Report the Company files with the Commission commencing with the Company’s Form 10-Q Report for the three and six months ended June 30, 2009. The Company will also include this material in the MD&A that is part of its annual report to shareholders which is incorporated by reference in the Form 10-K Reports the Company files with the Commission commencing with the Company’s Form 10-K Report for the year ending December 31, 2009.
               The following language represents the disclosure that the Company proposes to include in future filings to provide revised information regarding the estimated fair value of its investments (color-marked in the FedEx copy of this letter):
               “We present our investments in available-for-sale fixed maturity and equity securities at estimated fair value. The estimated fair value of a security may differ from the amount that could be realized if the security was sold in a forced transaction. In addition, the valuation of fixed maturity investments is more subjective when markets are less liquid, increasing the potential that the estimated fair value does not reflect the price at which an actual transaction would occur. We utilize nationally recognized independent pricing services to estimate fair values for our fixed maturity and equity investments. We generally

Securities and Exchange Commission

July 14, 2009
obtain one price per security. The pricing services utilize market quotations for fixed maturity and equity securities that have quoted prices in active markets. For fixed maturity securities that generally do not trade on a daily basis, the pricing services prepare estimates of fair value measurements using proprietary pricing applications, which include available relevant market information, benchmark yields, sector curves and matrix pricing. The pricing services do not use broker quotes in determining the fair values of our investments. We review the estimates of fair value provided by the pricing services to determine if the estimates obtained are representative of market prices based upon our general knowledge of the market, our research findings related to unusual fluctuations in value and our comparison of such values to execution prices for similar securities. As of December 31, 2008 and 2007, we received one estimate per security from one of the pricing services and we priced all but an insignificant amount of our fixed maturity and equity investments using those prices. In our review of the estimates provided by the pricing services as of December 31, 2008 and 2007, we did not identify any discrepancies and we did not make any adjustments to the estimates the pricing services provided.”
     Definitive Proxy Statement filed March 16, 2009
     Our Relationship with Donegal Mutual
     Agreements Between Donegal Mutual and Us, page 8
2.	You disclose that in addition to the pooling agreement with Donegal Mutual your insurance subsidiaries have various reinsurance arrangements with Donegal Mutual, including catastrophe reinsurance agreements with Atlantic States, Le Mars and Southern; an excess of loss reinsurance agreement with Southern; a quota-share reinsurance agreement with Peninsula; and a quota-share reinsurance agreement with Southern. It does not appear that you have filed copies of these agreements. Please revise to file copies of these agreements and any other agreements with Donegal Mutual that you have not filed. See Item 601(b)(10)(ii)(A) of Regulation S-K. Alternatively, provide us your analysis supporting your conclusion for not filing these agreements.
               With the exception of the proportional reinsurance agreement between Atlantic States Insurance Company, a subsidiary of the Company, and Donegal Mutual Insurance Company (“Donegal Mutual”), which the Company has filed as an exhibit since its inception and which is clearly material, the Company does not believe the various reinsurance agreements between Donegal Mutual and certain of the Company’s insurance subsidiaries are material in any meaningful respect to the financial condition or results of operations of the Company. The Company therefore believes that it is not required to file those agreements as exhibits to the Company’s filings with the Commission.

Securities and Exchange Commission

July 14, 2009
               In total, all of the reinsurance agreements between Donegal Mutual and the insurance subsidiaries of the Company involved total premium cessions to Donegal Mutual during 2008 of $6.3 million and cessions from Donegal Mutual of $9.7 million, or a net effect of $3.4 million. This number was insignificant in comparison to the Company’s total premium revenue of $346.6 million in 2008, and equated to approximately 1% of the Company’s earned premium in 2008, and lesser amounts in prior years. Accordingly, the Company respectfully believes Item 601(b)(10)(ii)(A) of Regulation S-K does not require the filing of the referenced reinsurance agreements as exhibits.
               The staff’s comment, however, has caused the Company to determine to include in the proxy statement for its annual meeting of stockholders, commencing with the annual meeting in 2010, of a cross-reference to footnote 3 in the Company’s annual report to stockholders that describes the reinsurance agreements between Donegal Mutual and the Company’s insurance subsidiaries.
     Executive Compensation
     Compensation Discussion and Analysis
     Our Compensation Philosophy and Objectives, page 15
3.	On pages 15, 16 and 24 you refer to individual and corporate objectives which appear to have been used to determine your named executive officers’ cash bonus payments. Your Compensation Discussion and Analysis does not appear to disclose these individual and corporate objectives. Please revise to include the following:

•	The performance objectives;

•	The achievement of the objectives; and

•	A discussion of how the level of achievement affects the actual bonuses to be paid.
               To the extent that the objectives are quantified, the discussion should also be quantified.
               In response to comment 3, the Company has decided to reorganize the information presented under “Executive Compensation — Compensation Discussion & Analysis” to include the corporate objectives set forth on page 23 of the Company’s March 16, 2009 proxy statement in this discussion and to quantify the Company’s relative historical success in achieving those objectives and the objectives set forth under “Executive Compensation — Our Compensation Philosophy and Objectives.” The proposed revised discussion is set forth as Appendix A to this letter. On the FedEx copy of this letter, the changes appear in color.

Securities and Exchange Commission

July 14, 2009
               As an example of the direct connection between the Company’s executive compensation and its underwriting results, the following table indicates the base compensation and cash bonuses paid to the Company’s five named executive officers for the five years ended December 31, 2008 compared to the underwriting profitability of the Donegal Insurance Group (Donegal Mutual and the Company’s insurance subsidiaries) for the same five years.

				Allocation
				to Named
		Adjusted	Executive	Executive	Percent
Year	Base Salary	Underwriting Income	Bonus Pool	Officers	of Pool

2008	$1,331,000	$9,700,000	$922,000	$596,000	64.6%
2007	1,303,000	27,100,000	2,100,000	1,347,000	64.1
2006	1,235,000	33,100,000	2,400,000	1,529,000	63.7
2005	1,165,000	29,800,000	2,000,000	1,322,000	66.1
2004	1,091,000	17,600,000	1,240,000	923,500	74.5
               This table also demonstrates that a significant portion of the compensation of each executive officer is based upon the financial performance of the Donegal Insurance Group.
4.	You disclose that the cash available for allocation in your cash incentive compensation program is a formula-based percentage of the underwriting profit of your insurance subsidiaries. You also disclose that the factors affecting the allocation include the underwriting profit and premium growth of your insurance subsidiaries and your return on equity. Please revise to specifically describe how you calculate the formula and the process by which the company determines the amount available under the plan.
               The cash incentive bonus paid to the Company’s officers, including its named executive officers, is based on a series of formula-based adjustments to the Company’s underwriting income for the applicable year. The formula consists of the following elements:
•	The Company first determines the base underwriting income of the Donegal Insurance Group for the year.

•	The Company then adjusts this amount by adding back the amount it has accrued for executive bonuses, a formula-based adjustment for catastrophe losses and a formula-based adjustment for guaranty fund assessments.

•	The Company then adjusts its underwriting income for the year by a variable percentage specified in the incentive plan based on the growth in

Securities and Exchange Commission

July 14, 2009
the Company’s net written premium for the year. This percentage ranges from 2.5% for growth in net written premium that is less than 5.0% to 4.5% for growth in net written premium that is 12.0% or greater.

•	The Company further adjusts its underwriting income for the applicable year by a variable percentage specified in the incentive plan based on the Company’s return on equity for the year. This percentage ranges from 75.0% for a return on equity of less than 7.0% to 150.0% for a return on equity in excess of 15.0%.

•	The Company then multiplies the resulting amount by 5.0% and the product of that multiplication is the executive incentive pool for the applicable year.

•	The Company reduces the executive officers incentive pool amount by 50.0% for any year in which the Company’s surplus decreases by 5.0% or more, subject to certain exclusions.
               In response to the staff’s comment, the Company proposes to make two changes to the description of the incentive bonus plan in its proxy statement for 2010 and following years.
               The first change will be to add the following paragraph in lieu of the last paragraph on page 15 of the Company’s March 16, 2009 proxy statement as updated for the applicable year (changes reflected in color in the FedEx version of this letter):
     “For a number of years, we have maintained a cash incentive compensation plan for our officers, including our named executive officers. Under this plan, we establish a bonus pool that we determine based on the underwriting income of the Donegal Insurance Group. We then adjust the underwriting income based on variable percentages of the net written premium of Donegal Insurance Group based on the growth in our net written premium for the applicable year and our return on equity for the applicable year. The net written premium adjustment percentage ranges from 2.5% to 4.5% of net written premiums. The return on equity adjustment percentage ranges from 75.0% to 150.0% of the adjusted underwriting income. For the five years ended December 31, 2008, the cash incentive bonus we have paid to our officers, including our named executive officers, has averaged 64% of the maximum amount that the plan permits us to allocate.”
               The Company also proposes to add the following footnote to the summary compensation table in the Company’s future proxy statements:
               “(1) Our executive officers participate in a cash incentive bonus plan. We calculate the available bonus pool based on our underwriting income for the year as adjusted

Securities and Exchange Commission

July 14, 2009
by variable percentages designed to reflect the rate of growth of our net written premium for the year and our return on equity for the year. The available bonus pool for 2008, 2007 and 2006 was $922,000, $2,100,000 and $2,400,000, respectively. The actual aggregate cash incentive bonuses we paid to our named executive officers in 2008, 2007 and 2006 were $596,000, $1,347,000 and $1,529,000, respectively.”
     The Operation of Our Compensation Process, page 16
5.	On page 17 you state that in increasing base salaries of your named executive officers in 2008 your compensation committee considered an adjustment “consistent with published information about annual base salary increases in the property and casualty insurance industry in the United States in 2008 and prevailing adverse economic conditions.” Please provide additional disclosure on how your compensation committee used the published information about annual base salary increases in the property and casualty insurance industry in determining compensation. If your compensation committee uses this data as a reference point on which, wholly or in part, to base, justify or provide a framework for a compensation decision, please revise to disclose the name of the survey, if available, or provide the names of each of these companies used in the survey. See Question 118.05 of the Regulation S-K Compliance & Disclosure Interpretations.
               The Company does not utilize a formal compensation survey, but rather looks at the compensation practices and performance data of companies the Company considers to an informal peer group of insurance holding companies with downstream insurance subsidiaries. Those companies are EMC Insurance Group, Harleysville Group, Inc., Mercer Insurance Group, State Auto Financial Corporation and the Hanover Group. The Company has included this information in Appendix A and will include this information in its future proxy statements for its annual meetings of stockholders commencing in 2010.
     In addition, we enclose, on behalf of the Company, the Company’s statement acknowledging that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its Exchange Act filings;

•	Staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any actions with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

July 14, 2009
     We would be happy to discuss the Company’s responses with you in order to address any further questions or concerns. Please call the undersigned at (215) 979-1234 to arrange a discussion.

Sincerely, /s/ Frederick W. Dreher Frederick W. Dreher

FWD:am
cc:	Donald H. Nikolaus
Jeffrey D. Miller
Kathleen Johnson

Statement of Donegal Group Inc.
     As requested in the Commission’s July 2, 2009 letter to the undersigned, Donegal Group Inc. (the “Company”) acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its Exchange Act filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any actions with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

DONEGAL GROUP INC.
By:	/s/ Jeffrey D. Miller
Jeffrey D. Miller,
Senior Vice President and Chief Financial Officer

Date: July 14, 2009

APPENDIX A
EXECUTIVE COMPENSATION
Compensation Discussion and Analysis
     Introduction
     Our compensation committee oversees our compensation and benefit plans and policies and our compensation levels, including reviewing and approving equity awards to our executive officers, and reviews and recommends annually for approval by our board of directors all compensation decisions relating to our executive officers.
     Our compensation committee determined that the primary objectives of our compensation programs for our executive officers are to:
•	Attract and retain talented and dedicated executive officers who contribute to our growth, development and profitability and to encourage their retention.
          We have achieved this objective because three of our five named executive officers have worked with us since our formation in 1986, and our other two named executive officers have worked for us for 22 and 16 years, respectively.
•	Motivate our executive officers to achieve our strategic business objectives and to reward them when they achieve those objectives.
          We believe we have achieved this objective through our compound annual growth rate, which was 6.9% for the five years ended December 31, 2008.
•	Provide long-term compensation to our executive officers that rewards them for sustained financial and operating performance and leadership excellence.
          We believe we have achieved this objective based on our combined ratio, which has outperformed the combined ratio of the property and casualty industry as a whole for the five years ended December 31, 2008 based on data prepared by A.M. Best Company.
To achieve these objectives, we compensate our executive officers through a combination of base salary, annual cash bonuses that are principally based on our underwriting income and long-term equity compensation.
     Our compensation committee’s charter reflects these responsibilities, and our compensation committee reviews its charter annually.

Our Compensation Philosophy and Objectives
     The most significant component of the compensation policy our compensation committee administers is that a substantial portion of the aggregate annual compensation of our named executive officers should be based on the annual underwriting results and premium growth of our insurance subsidiaries and our return on equity.
Evaluation of Executive Performance in 2008 and Executive Compensation
     Our compensation committee does not restrict its evaluation of the performance of our named executive officers to predetermined formulas or a limited set of criteria. Our compensation committee considered our progress during 2008 in achieving the short-term and long-term objectives described below:
•	Our continued achievement of underwriting results superior to the underwriting results of other property and casualty insurance companies on a long-term basis.
          We achieved this objective in 2008 because our combined ratio for 2008 was 97.2%, compared to 105.1% for the industry combined ratio for 2008 as compiled by A.M. Best Company.
•	Our achievement of a compound rate of revenue growth in excess of 6.5% over a five-year period.
          We achieved this objective for the five years ended 2008 because our compound rate of revenue growth for that period was 6.9%.
•	Our status in being named as one of Ward’s top 50 performing insurance companies over a five-year period for the fourth straight year.
          We achieved this goal in 2008 because we received this award for the fourth straight year.
•	Our continued geographic expansion.
          One measure of our achievement of this objective in 2008 was Donegal Mutual’s completion of the conversion of Sheboygan Mutual Insurance Company into a stock insurance company and our acquisition of that stock insurance company on December 1, 2008. In addition to the Sheboygan Falls Insurance Company acquisition, we increased our geographic coverage by appointing more than 200 independent agencies to represent us during 2008.
•	Our development of automated underwriting and policy issuance software that enables us to compete with the national carriers.
          During 2008, we continued to expand this system to all of our subsidiaries.

•	Enhancing our personnel and their skills.
          We believe we satisfied this objective, but are unable to quantify our success in this area.
•	Our realization of operational and expense synergies on a continuing basis.
          During 2008, we initiated an expense savings initiative that resulted in reinsurance program changes, reduced staff levels and the identification of other costs to be reduced or eliminated. We estimate the annualized cost savings at approximately $10.0 million.
     On an overall basis, our compensation committee believes that our progress in the achievement of these objectives met or exceeded the targets established for these objectives at the start of 2008 with emphasis given to our underwriting profit of $9.7 million in 2008. This underwriting profit was the basis of the decisions made by our compensation committee at its meetings in December 2008 and February 2009 with respect to adjustments to base salary and the allocation of our annual cash bonuses for our named executive officers.
     Our philosophy and that of our compensation committee is founded on performance and profitability, so that the major portion of the compensation of our named executive officers arises from annual bonuses and stock options that will have their greatest value only when our performance and profitability is at a high level. The compensation recommendations of our compensation committee to our board of directors and the compensation determinations of our board of directors as to each of our named executive officers as discussed below and were based on the attainment of the objectives described earlier in this proxy statement and the factors and criteria described below. The specific compensation decisions made for each of our named executive officers in 2008 reflect our strong financial and operational performance in 2008.
     Our compensation committee also evaluates the achievement of our other corporate objectives and the contribution of each named executive officer to those achievements. We rely on our discretionary judgment in making compensation decisions after reviewing our performance and the performance of our executives based on financial and operational objectives. We do not retain the services of a compensation consultant. None of our named executive officers has an employment, severance or change-of-control agreement.
     For a number of years, we have maintained a cash incentive compensation plan for our officers, including our named executive officers. Under this plan, we establish a bonus pool that we determine based on the underwriting income of our insurance subsidiaries. We then adjust our underwriting income based on variable percentages of our net written premium based on the growth in our net written premium for the applicable year and our return on equity for the applicable year. The net written premium adjustment percentage ranges from 2.5% for growth of less than 5.0% to 4.5% for growth in excess of 12.0%. The return on equity adjustment percentage ranges from 75.0% for a return on equity of less than 7.0 % to 150.0% for a return on equity of over 15.0%. For the five years ended December 31, 2008, the cash incentive bonus pool we have paid to our officers, including our named executive officers, has averaged 64% of the maximum amount that the plan permits us to allocate.
The Compensation of Our Officers
     Our officers, all of whom are also officers of Donegal Mutual, receive the following compensation:
•	Base Salary. We establish the base salaries of our officers, including our named executive officers, based on the scope of their responsibilities and the recommendation of our chief executive officer to our compensation committee for other than his own compensation. Our compensation committee reviews the base salaries of our named executive officers annually, including our chief executive officer, and recommends adjustments to base salaries annually after taking into account individual responsibilities, performance, length of service, current salary, experience and compensation history as well as our results of operations.

•	Annual Cash Bonus. Our officers, including our named executive officers, receive annual cash bonuses based primarily on underwriting results with the allocations of these results determined by various factors, including premium growth, underwriting profitability and return on equity among other factors. We determine the maximum aggregate amount available annually for our officers by formula. Our compensation committee then recommends to our board of directors the percentage of the maximum amount we should allocate among our officers, including our named executive officers, on a discretionary basis. Our chief executive officer submits recommended bonuses for our officers, including our named executive officers other than himself, to our compensation committee. Our compensation committee reviews our chief executive officer’s compensation recommendations and then recommends the annual bonuses for all of our executive officers to our board of directors. We pay the cash bonuses recommended by our compensation committee and approved by our board of directors in a single payment.

•	Long-Term Equity Incentives. We believe that we can maximize our long-term performance best if the compensation of our officers is significantly tied to our long-term performance. We design our long-term equity compensation plans to provide all members of our management, including our named executive officers, with equity incentives to foster the alignment their interests with the interests of our stockholders.
The primary form of equity compensation that we have historically awarded to our officers, including our named executive officers, is stock options. Our compensation committee receives preliminary recommendations for periodic stock option grants from our chief executive officer for our officers other than himself. Our compensation committee then reviews his recommendations and recommends stock option grants for all of our officers, including our chief executive officer, to our board of directors for approval.
Our stock option plans authorize us to grant options to purchase shares of our Class A common stock to our employees, officers and directors. We have consistently followed the practice of granting stock options to purchase our Class A common stock at an exercise price that is in excess of the closing price of our Class A common stock on NASDAQ on the date we grant the stock options.
The Operation of Our Compensation Process
     Our compensation committee recommends all compensation and equity awards to our executive officers for final discretionary action by our board of directors. Our compensation committee, in recommending the annual compensation of our officers, including our named executive officers, subject to the ultimate approval of our board of directors, reviews the performance and compensation of our officers. In assessing the performance of our named executive officers in light of the objectives our board of directors establishes, our compensation committee reviews specific achievements associated with attainment of the objectives, the degree of difficulty of the objectives and the extent to which significant unforeseen obstacles or favorable circumstances affected their performance.
     Our compensation committee recommends to our board of directors the base salaries, annual aggregate bonus pool amount and individual allocations and stock option grants to the members of our management. As part of its oversight of the compensation of our named executive officers, our compensation committee recommended the following compensation adjustments for 2008 for our named executive officers:
•	increases in base salaries of our named executive officers in 2008 that averaged 2.0% which our compensation committee considered an adjustment consistent with publicly available information from companies we consider to be our informal peer group (EMC Insurance Group, Harleysville Group Inc., Mercer Insurance Group, State Auto Financial Corporation and The Hanover Group); and

•	due to the decrease in our underwriting profitability in 2008, the individual allocations from our incentive bonus pool to our named executives decreased. The decreases were based on factors including a rate of net written premium growth of less than 7.0%, and reductions in underwriting profitability and return on equity compared to 2007. Our compensation committee regarded the individual allocations to our executive officers as appropriate recognition of the underwriting profitability, our return on equity and our growth of our insurance subsidiaries in 2008.
Tax Matters
     Section 162(m) of the Internal Revenue Code of 1986, as amended, generally does not allow us a deduction for federal income tax purposes to the extent that we pay annual compensation to any of our executive officers named in the Summary Compensation Table in this proxy statement that is in excess of $1 million. However, compensation paid to such an executive officer that is paid pursuant to a performance-based plan is generally not subject to the Section 162(m) limitation. Although our compensation committee is aware of the Section 162(m) limitation, our compensation committee believes that it is equally important to maintain flexibility and the competitive effectiveness of the compensation of our named executive officers. Our compensation committee may, therefore, from time to time, authorize compensation that is not deductible for federal income tax purposes if our compensation committee believes it is in our best interests and the best interests of our stockholders to do so.
Summary Compensation Table
     The following table shows the compensation we paid during 2006, 2007 and 2008 for services rendered in all capacities to our chief executive officer, our chief financial officer and our three other most highly compensated executive officers. We refer to these persons, who are named in the table below, as our named executive officers. We do not have employment agreements with any of our named executive officers, nor do we provide any of them with restricted stock awards, non-equity incentive plan compensation, deferred compensation or pension benefits.
     Based on the compensation paid to our named executive officers in 2008, their salaries accounted for 48% of their total compensation in 2008 and their performance-based bonuses accounted for 22% of their total compensation in 2008.

						All
						Other
				Stock	Option	Compen-
Name and				Awards	Awards	sation	Total
Principal Position	Year	Salary($)	Bonus($)(1)	($)	($)(2)	($)(3)	($)

Donald H. Nikolaus,	2008	555,000	360,000	5,340	360,500	49,139	1,329,979
President and Chief	2007	555,000	840,000	6,092	—	52,038	1,453,130
Executive Officer	2006	535,000	970,000	5,415	293,155	46,668	1,850,238

Cyril J. Greenya,	2008	180,000	58,000	5,340	82,400	42,538	368,278
Senior Vice President and	2007	174,000	125,000	6,092	—	42,603	347,695
Chief Underwriting Officer	2006	162,000	138,000	—	43,007	16,860	359,867

Jeffrey D. Miller,	2008	187,000	62,000	—	92,700	10,932	352,632
Senior Vice President and	2007	177,000	132,000	—	—	10,098	319,098
Chief Financial Officer	2006	162,000	145,000	—	43,007	9,244	359,251

Robert G. Shenk,	2008	229,000	58,000	—	82,400	12,887	382,287
Senior Vice President,	2007	223,000	125,000	—	—	11,866	359,866
Claims	2006	214,000	138,000	—	50,255	11,427	413,682

Daniel J. Wagner,	2008	180,000	58,000	—	82,400	11,147	331,547
Senior Vice President	2007	174,000	125,000	—	—	10,126	309,126
and Treasurer	2006	162,000	138,000	—	43,007	9,244	352,251

(1)	Our executive officers participate in a cash incentive bonus plan. We calculate the available bonus pool based on the underwriting income of the Donegal Insurance Group for the year as adjusted by variable percentages designed to reflect the rate of growth of Donegal Insurance Group’s net written premium for the year and Donegal Insurance Group’s return on equity for the year. The available bonus pools for 2008, 2007 and 2006 was $922,000, $2,100,000 and $2,400,000, respectively. The actual aggregate cash incentive bonuses we paid to our named executive officers in 2008, 2007 and 2006 were $596,000, $1,347,000 and $1,529,000, respectively.

(2)	Option awards are shown at an estimated grant date fair value, which we obtained by using an option pricing model. Further, the options are subject to a vesting schedule, and the estimated value obtained from the option pricing model does not represent actual value based upon trading prices of our Class A common stock at the grant date. See Note 14 to our consolidated financial statements included in our 2008 annual report to stockholders for information on the accounting treatment and calculation of the grant date fair value of these stock options.

(3)	In the case of Mr. Nikolaus, the total shown includes directors and committee meeting fees of $32,750 and a matching 401(k) plan contribution of $11,207 paid during 2008. In the case of Messrs. Shenk, Miller and Wagner, the total shown includes a matching 401(k) plan contribution of $10,653, $10,513 and $10,544, respectively, paid during 2008. In the case of Mr. Greenya, the total shown includes directors fees of $30,500 and a matching 401(k) plan contribution of $9,885 paid during 2008.

     Our President and Chief Executive Officer
     Base Salary. Mr. Nikolaus received a base salary of $555,000 in 2008 and 2007. We did not increase the base salary of Mr. Nikolaus at his request and also because Mr. Nikolaus prefers that a substantial portion of his compensation be performance-based.
     Annual Cash Bonus. Mr. Nikolaus received a bonus of $360,000 in respect of 2008 and a bonus of $840,000 in respect of 2007, which represent allocations from our formula-based bonus plan tied to our underwriting profitability and a subjective analysis of the performance of Mr. Nikolaus in 2007 and 2008. The principal subjective factors in determining the allocations to Mr. Nikolaus were the leadership he provides us, his achievement of our objectives in 2007 and 2008 and our overall financial, strategic and operational performance in 2007 and 2008. Mr. Nikolaus received a 39% and 40% allocation from the bonus pool in 2008 and 2007, respectively.
     Our Senior Vice President and Chief Financial Officer
     Base Salary. Mr. Miller received a base salary of $187,000 in 2008 compared to a base salary of $177,000 in 2007. The 5.6% increase reflected Mr. Miller’s successful performance of his responsibilities as our chief financial offer and a cost-of-living adjustment. The principal reason for the increase was Mr. Miller’s meeting of objective and subjective performance criteria we established plus our continuing record of strong financial performance.
     Annual Cash Bonus. Mr. Miller received a bonus of $62,000 in respect of 2008 and a bonus of $132,000 in respect of 2007. This 53% decrease in his 2008 bonus was principally the result of our reduced underwriting profitability. The bonus reflected Mr. Miller’s effective oversight of our financial reporting and our systems of internal control.
     Our Senior Vice President of Claims
     Base Salary. Mr. Shenk received a base salary of $229,000 in 2008 compared to $223,000 in 2007. The 2.7% increase represented a cost-of-living adjustment.
     Annual Cash Bonus. Mr. Shenk received a bonus of $58,000 in respect of 2008 and a bonus of $125,000 in respect of 2007. This 54% decrease in his 2008 bonus was principally the result of our reduced underwriting profitability. The bonus reflected our substantially lower than industry average combined ratio and Mr. Shenk’s leadership in maintaining the quality and promptness of our claims service.
     Our Senior Vice President and Chief Underwriting Officer
     Base Salary. Mr. Greenya received a base salary of $180,000 in 2008 compared to a base salary of $174,000 in 2007. This 3.4% increase reflected a cost-of-living adjustment.

     Annual Cash Bonus. Mr. Greenya received a bonus of $58,000 in respect of 2008 and a bonus of $125,000 in respect of 2007. This 54% decrease in his 2008 bonus was principally the result of our reduced underwriting profitability. The bonus reflected Mr. Greenya’s effective oversight of our underwriting operations and his participation in negotiating cost-effective renewals of our reinsurance.
     Our Senior Vice President and Treasurer
     Base Salary. Mr. Wagner received a base salary of $180,000 in 2008 compared to a base salary of $174,000 in 2007. This 3.4% increase reflected a cost-of-living adjustment.
     Annual Cash Bonus. Mr. Wagner received a bonus of $58,000 in respect of 2008 and a bonus of $125,000 in respect of 2007. This 54% decrease in his 2008 bonus was principally the result of our reduced underwriting profitability. The bonus reflected Mr. Wagner’s effective supervision of our billing, cash management and treasury functions.
Grants of Plan-Based Awards
     Our compensation committee recommended to our board of directors, and our board of directors approved, the following stock option grants to our named executive officers during 2008:
2008 Grants of Plan-Based Awards

			All Other
			Stock Option
			Awards:	Exercise		Grant Date
			Number of	or Base	Closing	Fair Value
			Securities	Price of	Price on	of Stock
			Underlying	Option	Grant	and Option
		Approval	Options	Awards	Date	Awards
Name	Grant Date	Date	(#)	($/Sh)	($/Sh)	($)(1)
Donald H. Nikolaus(2)	7/17/2008	7/17/2008	175,000	17.50	17.10	360,500
Cyril J. Greenya(3)	7/17/2008	7/17/2008	40,000	17.50	17.10	82,400
Jeffrey D. Miller(4)	7/17/2008	7/17/2008	45,000	17.50	17.10	92,700
Robert G. Shenk(5)	7/17/2008	7/17/2008	40,000	17.50	17.10	82,400
Daniel J. Wagner(6)	7/17/2008	7/17/2008	40,000	17.50	17.10	82,400

(1)	Based on the Black-Scholes options pricing model, we used the following assumptions in calculating the grant date present value:
•	Stock volatility — 20.6%.

•	Stock dividend yield — 2.46%.

•	Length of option term — 3 years.

•	Annualized risk-free interest rate — 2.3%.

(2)	During 2008, we granted Mr. Nikolaus a non-qualified option to purchase 175,000 shares of our Class A common stock at an exercise price of $17.50 per share. These options vest in three equal installments on March 1, 2009, March 1, 2010 and March 1, 2011, respectively.

(3)	During 2008, we granted Mr. Greenya a non-qualified option to purchase 40,000 shares of our Class A common stock at an exercise price of $17.50 per share. These options vest in three equal installments on March 1, 2009, March 1, 2010 and March 1, 2011, respectively.

(4)	During 2008, we granted Mr. Miller a non-qualified option to purchase 45,000 shares of our Class A common stock at an exercise price of $17.50 per share. These options vest in three equal installments on March 1, 2009, March 1, 2010 and March 1, 2011, respectively.

(5)	During 2008, we granted Mr. Shenk a non-qualified option to purchase 40,000 shares of our Class A common stock at an exercise price of $17.50 per share. These options vest in three equal installments on March 1, 2009, March 1, 2010 and March 1, 2011, respectively.

(6)	During 2008, we granted Mr. Wagner a non-qualified option to purchase 40,000 shares of our Class A common stock at an exercise price of $17.50 per share. These options vest in three equal installments on March 1, 2009, March 1, 2010 and March 1, 2011, respectively.
Stock Incentive Plans
     We have an equity incentive plan for employees and an equity incentive plan for our directors. Under these plans, our board of directors, upon the recommendation of our compensation committee, may grant options to purchase our Class A common stock and, in the case of our directors, restricted stock awards as well as stock options. Grants under the plans can take the form of incentive stock options, non-qualified stock options, stock appreciation rights, stock units and other stock-based awards. With the exception of an annual fixed restricted stock award to our directors, all of our incentive compensation grants have been stock options. The purpose of the plans is to provide long-term incentive awards to our employees and directors as a means to attract, motivate, retain and reward talented persons.
     As of December 31, 2008, we had reserved 2,275,000 shares of our Class A common stock for grants under our equity incentive plan for employees and 288,835 shares of our Class A common stock for grants under our equity incentive plan for directors. If shares covered by an option cease to be issuable for any reason, we may again grant options to purchase those shares.
     Our board of directors may adjust the number and kind of shares available for grants and options under our plans and the exercise price of outstanding options in the event of a merger, consolidation, reorganization, stock split, stock dividend or other event affecting the number of outstanding shares of our common stock. Unless otherwise provided in individual option agreements, unvested options do not automatically accelerate in the event of a business combination or in the event of the sale of all or substantially all of our assets.
     Our board of directors, upon the recommendation of our compensation committee, has:
•	the authority to determine the persons eligible to be granted options, the number of shares subject to each option, the exercise price of each option, the vesting schedule, the circumstances in which the vesting of options is accelerated and any extension of the period for exercise; and

•	full discretionary authority to determine any matter relating to options granted under our plans.
     Our board of directors has the authority to suspend, amend or terminate our plans, except as would adversely affect the rights of persons holding outstanding awards without the consent of such persons.

Outstanding Equity Awards at Fiscal Year End
     The following table summarizes the outstanding equity awards held by our named executive officers at December 31, 2008:

					Stock Awards
						Market
					Number of	Value of
	Option Awards				Shares or	Shares or
	Number of Securities				Units of	Units of
	Underlying		Option		Stock That	Stock That
	Unexercised Options		Exercise	Option	Have Not	Have Not
	(#)	(#)	Price	Expiration	Vested	Vested
Name	Exercisable	Unexercisable	($)	Date	(#)	($)

Donald H. Nikolaus	233,333	—	15.75	7/21/2010	311	5,215
	116,667	58,333	21.00	10/19/2011
	—	175,000	17.50	7/17/2013

Cyril J. Greenya	33,333	—	15.75	7/21/2010	311	5,215
	20,000	10,000	21.00	10/19/2011
	—	40,000	17.50	7/17/2013

Jeffrey D. Miller	33,333	—	15.75	7/21/2010	—	—
	20,000	10,000	21.00	10/19/2011
	—	45,000	17.50	7/17/2013

Robert G. Shenk	33,333	—	15.75	7/21/2010	—	—
	20,000	10,000	21.00	10/19/2011
	—	40,000	17.50	7/17/2013

Daniel J. Wagner	33,333	—	15.75	7/21/2010	—	—
	20,000	10,000	21.00	10/19/2011
	—	40,000	17.50	7/17/2013

     Option Exercises and Stock Vested
     The following table summarizes stock options exercised by our named executive officers and, in the case of our named executive officers who are also directors, restricted stock awards vested, during 2008:

Option Exercises and Stock Vested
	Option Awards		Stock Awards
	Number of Shares	Value Realized	Number of Shares	Value Realized
	Acquired on Exercise	on Exercise	Acquired on Vesting	on Vesting
Name	(#)	($)(1)	(#)	($)(1)
Donald H. Nikolaus	116,667	1,220,504	311	5,215
Cyril J. Greenya	—	—	311	5,215
Jeffrey D. Miller	—	—	—	—
Robert G. Shenk	—	—	—	—
Daniel J. Wagner	—	—	—	—

(1)	Value realized is based upon the closing price of our common stock on NASDAQ on the date of exercise or vesting minus the exercise price of the option awards.
Pension Benefits
     None of our named executive officers participated in or had an account balance in qualified or non-qualified defined benefit plans that we sponsored in 2006, 2007 or 2008, and none is contemplated for 2009.
Non-Qualified Deferred Compensation
     None of our named executive officers participated in or had account balances in non-qualified deferred compensation plans or other deferred compensation plans that we maintained in 2006, 2007 or 2008, and none is contemplated for 2009.
Director Compensation
     Our directors and the directors of Donegal Mutual received an annual retainer of $30,000 in 2008. A person who serves on our board of directors as well as the board of directors of Donegal Mutual receives only one annual retainer. Members of the committees of our board of directors and of the board of directors of Donegal Mutual received a fee of $250 for each committee meeting attended in 2008, with the exception of meetings of the audit committees. Members of the audit committees received a fee of $500 for each meeting attended in 2008. Since March 1, 2008, we have allocated 20% of that retainer to Donegal Mutual and 80% to us.

     Under our equity incentive plan for directors, each of our directors and each director of Donegal Mutual who is not also one of our directors receives an annual restricted stock award of 311 shares of our Class A common stock as of the first business day of each year, provided the director served as a member of our board of directors or the board of directors of Donegal Mutual during any portion of the preceding calendar year. Each of our directors and each of the directors of Donegal Mutual is also eligible to receive non-qualified options to purchase shares of our Class A common stock in an amount determined by our board of directors from time to time. Donegal Mutual reimburses us for the options and restricted stock awards granted to those directors of Donegal Mutual who are not also members of our board of directors.
     The following table sets forth a summary of the compensation we paid to our non-officer directors during 2008.

	Fees Earned	Stock	Option
	or Paid in Cash	Awards	Awards	Total
Name	($)	($)	($)	($)
Robert S. Bolinger	38,250	5,215	15,450	58,915
Patricia A. Gilmartin	31,000	5,215	15,450	51,665
Philip H. Glatfelter, II	78,708	5,215	15,450	99,373
John J. Lyons	37,750	5,215	15,450	58,415
John M. Mahan	32,000	5,215	15,450	52,665
S. Trezevant Moore, Jr.	31,000	5,215	15,450	51,665
R. Richard Sherbahn	34,000	5,215	15,450	54,665
Richard D. Wampler, II	37,500	5,215	15,450	58,165
Related Person Transactions
     We have adopted a policy formalizing the manner in which we deal with a proposed transaction between us and a related person other than Donegal Mutual because we recognize that related person transactions present a heightened risk of a conflict of interest and can create the appearance of a conflict of interest. Under our policy, all proposed related person transactions must receive the prior approval of our audit committee before we can enter into the transaction, and, if the transaction continues for more than one year, the continuation must be approved annually by our audit committee. Our transactions with Donegal Mutual require the prior approval of the coordinating committee. See “Our Relationship with Donegal Mutual — The Coordinating Committee.”
     Donald H. Nikolaus, our President and one of our directors and the President and a director of Donegal Mutual, is also a partner in the law firm of Nikolaus & Hohenadel. Such firm has served as general counsel to Donegal Mutual since 1970 and as our general counsel since 1986, principally in connection with the defense of claims litigation arising in Lancaster,

Dauphin and York counties of Pennsylvania. We pay such firm its customary fees for such services. Those fees were $372,926 in 2007 and $369,372 in 2008.
     Patricia A. Gilmartin, a director of us and a director of Donegal Mutual, is an employee of Associated Donegal Insurance Brokers, which has no affiliation with us except that Associated Donegal Insurance Brokers receives insurance commissions in the ordinary course of business from our insurance subsidiaries and Donegal Mutual in accordance with their standard commission schedules and agency contracts.
     Frederick W. Dreher, a director of Donegal Mutual, is a partner in the law firm of Duane Morris LLP, which represents us and Donegal Mutual in certain legal matters. We pay such firm its customary fees for such services. Those fees were $1,013,913 in 2007 and $1,226,249 in 2008.
     Four of our nine directors are affiliated with Donegal Mutual, our majority stockholder, with whom we have a variety of inter-company agreements providing for, among other things, the pooling of underwriting results, reinsurance and expense sharing. See “Stock Ownership — Our Relationship with Donegal Mutual.”
Limitation of Liability and Indemnification
     Our certificate of incorporation includes a provision that limits, to the maximum extent permitted by Delaware law, the liability of our directors and officers to us and to our stockholders for money damages except for liability resulting from:
•	actual receipt of an improper benefit or profit in money, property or services; or

•	active and deliberate dishonesty established by a final judgment as being material to the cause of action.
This limitation does not, however, apply to violations of the federal securities laws, nor does it limit the availability of non-monetary relief in any action or proceeding.
     Our certificate of incorporation and by-laws obligate us, to the maximum extent permitted by Delaware law, to indemnify any person who is or was a party to, or is threatened to be made a party to, any threatened or pending action, suit or proceeding by reason of the fact that such person is or was one of our directors or officers, or, while one of our directors or officers, is or was serving, at our request, as a director or officer of another entity. Insofar as indemnification for liabilities arising under the federal securities laws may be permitted to our officers and directors pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in such laws and is unenforceable.

     In addition, our certificate of incorporation and by-laws permit us, at our expense, to purchase and maintain insurance to protect us and any director, officer or employee against any liability of any character asserted against or incurred by us or any such director, officer or employee, or arising out of any such person’s corporate status, whether or not we would have the power to indemnify such person against such liability under Delaware law. We also have and intend to maintain directors’ and officers’ liability insurance.
Report of Our Compensation Committee
     The following report of our compensation committee does not constitute proxy solicitation material and shall not be deemed filed or incorporated by reference into any of our filings under the Securities Act or the Exchange Act, except to the extent that we specifically incorporate this compensation committee report by reference therein.
     Our compensation committee held a joint meeting with the compensation committee of the board of directors of Donegal Mutual. The compensation committees reviewed and discussed the compensation discussion and analysis that appears under the caption “Executive Compensation” with management.
     Based on the review and discussion by our compensation committee with management and the joint meeting with the members of the compensation committee of Donegal Mutual, the members of our compensation committee then held a separate meeting at which our compensation committee reviewed our success in meeting our corporate objectives for 2008 and the individual performance of our named executive officers and then recommended to our board of directors that our board of directors approve the inclusion of the compensation discussion and analysis set forth in this proxy statement under the caption “Executive Compensation” for filing with the SEC and the incorporation by reference of such compensation discussion and analysis in our annual report on Form 10-K for the year ended December 31, 2008 for filing with the SEC.

March 11, 2009	MEMBERS OF THE COMPENSATION COMMITTEES OF DONEGAL GROUP INC. AND DONEGAL MUTUAL INSURANCE COMPANY

Philip H. Glatfelter, II R. Richard Sherbahn Frederick W. Dreher

Equity Compensation Plan Information
     The following table sets forth information regarding our equity compensation plans:

Number of securities
(by class) remaining
	Number of securities				available for future
	(by class) to be issued		Weighted-average		issuance under equity
	upon exercise of		exercise price of		compensation plans
	outstanding options,		outstanding options,		(excluding securities
	warrants and rights		warrants and rights		reflected in column (a))
Plan category	(a)		(b)		(c)

Equity compensation	3,422,432	(Class A)	$17.98	(Class A)	2,563,835	(Class A)
plans approved by	—	(Class B)	—	(Class B)	—	(Class B)
securityholders
Equity compensation plans not approved by securityholders	—		—		—

Total	3,422,432		$17.98		2,563,835